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                                                                       EXHIBIT 4

                         ARKANSAS BEST CORPORATION AND
                      WORLDWAY CORPORATION AGREE TO MERGER

     (Fort Smith, Arkansas, July 10, 1995) -- Arkansas Best Corporation (NASDAQ/NMS:"ABFS") ("Arkansas Best") announced today the signing of a definitive agreement providing for the merger of a subsidiary of Arkansas Best with WorldWay Corporation ("WorldWay", formerly known as Carolina Freight Corporation) (NYSE: "WCN" and PSE: "WCN"), pursuant to which WorldWay will become a wholly owned subsidiary of Arkansas Best.

     The first step of the acquisition will be a cash tender offer for all outstanding shares of WorldWay at $11.00 per share net which will commence by July 17, 1995, Arkansas Best will acquire any shares (other than dissenting shares) not purchased in the tender offer in a subsequent, cash merger at the same $11.00 per share net price. WorldWay currently has approximately 6,561,672 common shares outstanding and approximately $70 million of debt.

     "WorldWay, which had 1994 consolidated revenues of $935 million, represents a tremendous opportunity for Arkansas Best," Robert A. Young III, Chief Executive Officer of Arkansas Best stated. "The acquisition helps Arkansas Best create one of the premier LTL motor carriers in the United States and expands our international and logistics offerings. It will also give us an entry into the truckload industry. The transaction is expected to be non-dilutive and to contribute to earnings in 1996. Moreover, Arkansas Best expects to take advantage of substantial synergies in the near term."

     Lary Scott, Chairman of WorldWay, said, "Our board and management team have endorsed the combination of WorldWay and Arkansas Best in order to provide our shareholders, employees, customers and programs with the support necessary to continue to grow and prosper within the transportation industry. Arkansas Best will help support our efforts to effectively serve our customers."

     The tender offer is subject to the receipt of an informal written opinion satisfactory to Arkansas Best from tho Interstate Commerce Commission (the "ICC") regarding the use of voting trusts in connection with the offer and the proposed merger and the ICC granting Arkansas Best temporary authority to operate the properties of WorldWay pending ICC approval or exemption from approval. The offer is also subject to other customary conditions.

     Morgan Stanley & Co. Incorporated is acting as financial advisor to Arkansas Best and dealer manager for the tender offer. The tender offer will be made only pursuant to definitive offering documents to be filed with the Securities and Exchange Commission.

     WorldWay, headquartered in Charlotte, North Carolina, through its subsidiaries, offers domestic and international surface transportation services as well as logistics management and third-party services.

     Arkansas Best, which had 1994 consolidated revenues of $1.1 billion, headquartered in Fort Smith, Arkansas, is primarily engaged, through its subsidiaries: ABF Freight System, Inc. in LTL shipments of general commodities, Clipper Exxpress Company in rail intermodal, Integrated Distribution Inc. in logistics, and is also engaged in truck tire retreading and new truck tire sales through Treadco, Inc., its 46%-owned subsidiary.

END OF RELEASE

For further information, contact Mr. Randall M. Loyd, Director of Financial Reporting, at (501) 785-6200.